

August 18, 2011

Via E-mail
Mr. Sean Webster
President and Chief Financial Officer
Baoshinn Corporation
A-B 8/F Hart Avenue
Tsimshatsui, Kowloon, Hong Kong

> **Re: Baoshinn Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 000-52779**

Dear Mr. Webster:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis
Results of operations, page 14

1. As discussed in FR-72, one of the principal objectives of MD&A is to provide a narrative explanation that enables investors to see the company through the eyes of management. Pursuant to those guidelines, please revise your MD&A section to generally focus on: material information, identification and disclosure of known trends and uncertainties, and discussion and analysis of both past and prospective financial matters. Additional guidance can be found in Item 303 of Regulation S-K. In this regard, please revise your MD&A section to include the underlying reasons for the changes within your operating results between periods. For example, you state that you experienced an increase in

revenues but provide no explanation or analysis regarding the primary factors leading to this change.

Financial Statements
Note 13 – Deferred Cost and Revenue, page 41

2. We note you have revised your financial statements, whereby you were previously recording deferred costs and revenues from retail and travel services on a net basis against accounts payable and receivable. You state that you have enhanced the accuracy and adequacy of your presentation with a reclassification to the December 31, 2009 financial statements, leading to an increase in accounts receivable, accounts payable, deferred revenue and deferred cost. Please tell us more about your re-evaluation of your prior accounting methodology. Provide your basis in GAAP for the offsetting of these deferred costs and revenues in fiscal 2009. Explain, supplementally and in detail, whether or how a right of offset existed under ASC 210-20-45. Alternatively, it appears that this change constitutes the correction of an error. If so, it does not appear that you have followed the guidance in ASC 250-10-05-4 and 45-23 in making this change. In addition, you have not fully complied with the disclosure requirements as set forth in ASC 250-10-50-7. Please advise, or revise your presentation accordingly.

General

3. Please note that your Commission file number is 000-52779. Please use this file number on all future Exchange Act filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief